Austrian

January 29, 2009

Ad-hoc Release

ALFRED ÖTSCH RESIGNS AS CHIEF EXECUTIVE OFFICER OF AUSTRIAN AIRLINES

Dr. Peter Malanik and Dr. Andreas Bierwirth to assume responsibility for duties

Alfred Ötsch, 55, Chief Executive Officer of Austrian Airlines AG since 1 May 2006, will be resigning his mandate as of 31 January 2009. Subject to the consent of the Supervisory Board, his duties on the Board of Management will be taken over by the COO Dr. Peter Malanik and CCO Dr. Andreas Bierwirth. The termination is mutually agreed and in accordance with his contract of employment.

CEO Ötsch made the following statement regarding his decision: "After three intensive years with Austrian Airlines, this step is designed to enable a new beginning at the company, including at the level of management. Having cooperated closely with my colleagues on the Board of Management and the Supervisory Board while introducing the necessary change of course towards partnership, I am glad that the privatisation has now moved into its final stages with Lufthansa, the best possible partner for the Austrian Airlines Group."

The Chair of the Supervisory Board, **Dr. Peter Michaelis**, said the following: "I would like to thank Alfred Ötsch for his commitment over the past three years, particularly the constructive contribution he made in the course of the privatisation process. With the support of management, it has eventually proved possible to achieve a long-term and above all sustainable solution for Austrian Airlines."

For further information:

ÖIAG - Österreichische Industrieholding AG: Anita Bauer, Dresdner Strasse 87, 1201 Vienna, Tel.: +43/1/711 14-240, Mobile: +43/664/13 40 333, anita.bauer@oiag.at, www.oiag.at.

AUSTRIAN AIRLINES GROUP
Investor Relations: Thomas Krammer, Tel.: +43 (0) 5 1766 - 13311, Fax: +43 (0) 5 1766 - 13899, e-mail: thomas.krammer@austrian.com

Corporate Communications: Livia DANDREA-BÖHM / Patricia STRAMPFER / Pia STRADIOT / Michael BRAUN; Tel: +43 (0) 51766 11231, livia.dandrea@austrian.com / patricia.strampfer@austrian.com, pia.stradiot@austrian.com; michael.braun@austrian.com;

Owner, Editor, Distributor: Austrian Airlines AG, Corporate Communications public.relations@austrian.com.
Please find further information concerning the disclosure according to §§ 24 and 25 Media Act on www.austrian.com

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